UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

[redacted]

August 13, 2008

Mr. Stephen V.R. Whitman
Senior Vice President and General Counsel
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095

Re: Request for No-Action Relief from Rule 10b-10 by SS&C Technologies, Inc.

Dear Mr. Whitman:

In your letter dated July 25, 2008, on behalf of SS&C Technologies, Inc. ("SS&C"), you request no-action relief from the staff of the Division of Trading and Markets ("Staff") to permit Dealer Subscribers (as that term is defined in your letter) that use the SSCNet system to provide an electronic trade confirmation service to users of SSCNet ("System Users"). Specifically, you seek assurance that the Staff would not recommend enforcement action to the Commission against Dealer Subscribers that provide confirmations through SSCNet to System Users who are their customers for purposes of Rule 10b-10 under the Securities Exchange Act of 1934 to satisfy their obligations under Rule 10b-10.[1]

Response:

On the basis of the facts and representations contained in your letter, the Staff will not recommend enforcement action to the Commission under Rule 10b-10 against Dealer Subscribers that deliver confirmations through SSCNet to System Users that are customers for purposes of Rule 10b-10[2] to satisfy their obligations under Rule 10b-10 for transactions. In granting this relief, we note in particular that each electronic trade confirmation will include all of the information required by Rule 10b-10 for securities

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1 You seek relief for transactions between Dealer Subscribers and System Users that are placed, executed, or facilitated outside of SSCNet. Accordingly, any confirmation would be based on transaction information that is input into SSCNet by Dealer Subscribers.

2 The limitation of this relief to System Users that are customers for purposes of Rule 10b-10 is consistent with the relief granted in previous no-action letters, which apply only to users of the requesters' respective electronic trade confirmation systems that are also customers for purposes of Rule 10b-10. *See* SunGard Institutional Brokerage Inc. (July 3, 2007); TradeWeb LLC (July 22, 2003).

transactions. We also note that all System Users are institutions. Finally, we note that the use of SSCNet to provide electronic trade confirmations to customers to satisfy Rule 10b-10 is limited to those System Users who also use SSCNet to exchange post-trade settlement notifications.

Any different facts or representations may require a different conclusion. This is a staff position regarding enforcement action under Rule 10b-10 only, and does not express any legal conclusions regarding the applicability of Rule 10b-10 or any other federal or state laws or the applicability of self-regulatory organization rules.

Finally, we note that your letter requesting no-action relief bore a legend requesting confidential treatment pursuant to 17 C.F.R. § 200.83. We have confirmed with your counsel that this request for confidential treatment was intended to apply only during the period of the pendency of the no-action request, and that you did not intend to request that the no-action request be kept non-public for up to 120 days as provided in 17 C.F.R. § 200.81. Accordingly, this letter will be made publicly available immediately.

Sincerely,

Paula R. Jenson
Deputy Chief Counsel

Confidential Treatment Requested by
Wilmer Cutler Pickering Hale and Dorr LLP
Pursuant to 17 C.F.R. § 200.83
Voluntarily Submitted
SS&C 0000025

SS&C

RECEIVED
2008 AUG 25 PM 1:25
SEC / ...

July 25, 2008

USA:
CHICAGO
DENVER
MINNEAPOLIS
NEW YORK
SAN FRANCISCO
SKILLMAN, NJ
WINDSOR, CT

INTERNATIONAL:
AMSTERDAM
CURACAO
DUBLIN
KUALA LUMPUR
LONDON
MONTRÉAL
SYDNEY
TOKYO
TORONTO

Mr. James Brigagliano
Acting Chief Counsel
Division of Trading and Markets
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re: Electronic Trade Confirmation Service

Dear Mr. Brigagliano:

SS&C Technologies, Inc. ("SS&C") proposes to permit United States registered broker-dealers that use SSCNet ("Dealer Subscribers") to provide electronic trade confirmations to users of SSCNet ("System Users"). For purposes of complying with Rule 10b-10 under the Securities Exchange Act of 1934 ("Exchange Act"), SS&C writes to seek assurance that the Staff of the Division of Trading and Markets will not recommend any enforcement action to the Securities and Exchange Commission ("Commission") against SS&C or Dealer Subscribers that provide electronic trade confirmations generated by and delivered through SSCNet to System Users that are customers to satisfy their obligations pursuant to Rule 10b-10.

I. Description of the SSCNet System

SS&C is the principal operating company of the group of SS&C Technologies companies including SS&C Technologies Canada Corp., which operates SSCNet. SSCNet is a post-trade automation system through which System Users, which are institutional investors, can exchange post-trade settlement notifications.[1] Currently, Dealer Subscribers and System Users may transmit notices of execution, allocations, confirmations, and settlement advice through SSCNet.[2] SSCNet is available only to System Users that meet certain financial and other criteria separately determined by each Dealer Subscriber, and the identity of the System User is fully disclosed to the Dealer Subscriber on SSCNet. A System User must enter into customer agreements with each Dealer Subscriber that enables the System User to transmit notices through SSCNet with

1 At this time, SSCNet plans to offer the proposed electronic confirmation functionality for securities transactions settling outside the facilities of the Depository Trust Company ("DTC") and/or its affiliate clearing agencies. Should it seek to offer this functionality for "depository eligible" transactions, it would obtain the appropriate registration as a clearing agency or an exemption from such registration.

2 SS&C and SS&C Technologies Canada Corp. are not themselves engaged in the business of effecting transactions in securities for the account of others or for their own accounts. Executions, as such, occur outside SSCNet.

SS&C TECHNOLOGIES, INC. 80 LAMBERTON ROAD, WINDSOR, CT 06095
MAIN: 800-234-0556 • 800-234-4500 • FAX: 860-298-4900
EMAIL: SOLUTION@SSCINC.COM • WEB SITE: WWW.SSCTECH.COM

SS&C

that Dealer Subscriber. Each post-settlement notification transmitted through SSCNet between a Dealer Subscriber and a System User is subject to the terms and conditions of the customer agreement and other relevant documentation between the parties.

Dealer Subscribers and System Users are responsible for effecting transactions as well as clearance and settlement using their own procedures separate and apart from SSCNet. System Users acting for multiple client accounts may allocate a transaction among those client accounts by transmitting relevant allocation information to the Dealer Subscriber via SSCNet. The Dealer Subscriber confirms to the System User, through SSCNet, the receipt and processing of all allocation information. At no time does SSCNet act as counterparty, or take title to or otherwise handle funds or securities or participate in the settlement process between the Dealer Subscriber and the System User.

II. Proposed Electronic Confirmation Functionality

Rule 10b-10 requires, among other things, that a trade confirmation be sent to each customer at or before completion of a securities transaction.[3] Currently, Dealer Subscribers using SSCNet satisfy their confirmation obligations under Rule 10b-10 by sending confirmations to System Users by means other than through SSCNet. SS&C proposes to offer an electronic confirmation generation functionality through SSCNet to Dealer Subscribers.[4] This functionality would permit Dealer Subscribers and System Users to use SSCNet for electronic confirmation generation for transactions, all of which are placed, executed, or facilitated outside of SSCNet. The confirmation would be based on transaction information that is entered into SSCNet by the Dealer Subscriber. SSCNet will allow Dealer Subscribers to provide the confirmation electronically through SSCNet to the System User's SSCNet secure electronic mailbox. Where the customer to whom a Dealer Subscriber is obligated to send a confirmation is not a System User, the Dealer Subscriber will retain the responsibility to send confirmations to that customer.

3 Where a customer account is managed by a fiduciary of the customer, the Commission has required that the customer, rather than the fiduciary, be given a confirmation, except in limited circumstances. *See, e.g.*, Securities Exch. Act Rel. No. 34962 (Nov. 10, 1994), 59 FR 59612 (Nov. 17, 2004).

4 The Commission previously has permitted broker-dealers to provide notice to institutional customers that a confirmation has been made available for access by the broker-dealer and may be viewed by the customer over an electronic system in which the broker-dealer and the customer were both participants. *See*, SunGard Institutional Brokerage Inc., SEC No-Action Letter, 2007 SEC No-Act. LEXIS 516 (July 3, 2007)("SunGard Letter"); TradeWeb LLC, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 656 (July 22, 2003)("TradeWeb Letter").

SS&C

III. The Proposed Confirmation Service

SS&C proposes to offer electronic confirmation generation and provision to System Users through SSCNet for Dealer Subscribers to satisfy the requirements of Rule 10b-10, and in accordance with the following guidelines:

1. Each confirmation provided through SSCNet's electronic confirmation functionality will include all of the information required under Rule 10b-10. This information will be provided to SSCNet by the Dealer Subscriber. SSCNet will accept and incorporate terms and conditions relating specifically to the Dealer Subscriber that would not change on a trade-by-trade basis, and

will accept information required by Rule 10b-10 on a trade-by-trade basis from a Dealer Subscriber (either manually or electronically). SSCNet also will permit Dealer Subscribers to include additional disclosures as they deem necessary on the electronic confirmation, including disclosures not specifically required under Rule 10b-10.

2. All information normally appearing on the back of a paper confirmation, including any additional disclosures not required under Rule 10b-10 that a Dealer Subscriber wishes to provide, will be provided with each electronic confirmation. Confirmations will be provided in a single, contiguous form regardless of the manner in which they are provided.

3. The confirmation would indicate that the System User should contact the Dealer Subscriber with whom it effected a transaction with any questions, and that SS&C will not answer any questions or otherwise become involved in post-transaction discussions between System Users and Dealer Subscribers, although the Dealer Subscriber and System User may elect to use DK ("don't know") messaging facilities provided by SSCNet.[5]

4. System Users and Dealer Subscribers will have the ability to view, download, and print their confirmations through SSCNet, and will be able to establish default procedures pursuant to which such confirmations are downloaded and/or printed automatically. Confirmations will be stored electronically by SSCNet and be available to Dealer Subscribers for not less than the period required by Rules 17a-3 and 17a-4 under the Exchange Act.

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[5] The DK facility allows either System Users or Dealer Subscribers to reject an inappropriate confirmation and attach industry accepted reason codes as documented by the FIX community: unknown symbol, wrong side, quantity exceeds order, no matching order, price exceeds limit, calculation difference, and other. A free format comment section within the DK message is also available. All "DK'ed" transactions are flagged as such, and as with all message events, have a complete audit trail history attached.

SS&C

5. SS&C will require all System Users to consent in writing to a Dealer Subscriber's provision of electronic confirmations through SSCNet.

6. The use of SSCNet to provide electronic trade confirmations to customers to satisfy Rule 10b-10 is limited to those System Users that also use SSCNet to exchange post-trade settlement notifications.

IV. Analysis of the Proposed Confirmation Service

SS&C believes that the relief it is requesting concerning the delivery of electronic confirmations is substantially similar to relief previously granted by the Commission Staff,[6] and that it does not present any novel issue concerning the preparation and provision of confirmations on behalf of broker-dealers by the electronic data processing systems they utilize. SSCNet will provide significant advantages to Dealer Subscribers and System Users of SSCNet because they will have ready access to confirmations and confirmation information, Dealer Subscribers will be able to provide that confirmation through SSCNet immediately after execution of a transaction, and System Users will be able to view, print, download, and electronically store copies and of all confirmations.

Currently, SSCNet maintains detailed electronic records of data entry and notices of execution, allocations, confirmations, and settlement advice facilitated by SSCNet. Also, SS&C will retain electronic records of confirmations in accordance with the recordkeeping requirements applicable to registered broker-dealers. Such records will be available for inspection by the Commission.

In addition, SS&C has in place and would continue to implement adequate safeguards to minimize the risk that any SSCNet failure would interfere with the prompt delivery of confirmations. In particular, SSCNet would have sufficient capacity to handle the volume of confirmations reasonably anticipated. SS&C currently tests SSCNet regularly to ensure adequate capacity and response times and to minimize the risk of any SSCNet failures. SS&C also has backup facilities and disaster recovery protocols to ensure continuity of service if its primary facilities become inoperable. Moreover, SSCNet's standard security procedures permit only authorized Dealer Subscribers, System Users, and where appropriate, certain authorized SS&C personnel to obtain access to SSCNet. These procedures are reasonably designed to maintain the proper functioning of SSCNet (*e.g.*, by protecting SSCNet's operational integrity from computer viruses or other similar threats) and the integrity of data submitted to and maintained on SSCNet.

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6 *See, e.g.*, SunGard Letter; TradeWeb Letter. *Cf.* Omgeo LLC, SEC No-Action Letter, CCH WSB File No. 0310200820 (Mar. 12, 2008); Omgeo LLC, SEC No-Action Letter, CCH WSB File No. 0108200701 (Dec. 14, 2006); Depository Trust Co., SEC No-Action Letter, CCH WSB File No. 0204200221 (Apr. 17, 2001).

SS&C

Dealer Subscribers using SSCNet to provide confirmations will improve substantially the efficiency and reliability of confirmation generation and provision by eliminating the need for a separate confirmation delivery system to satisfy Rule 10b-10 obligations. SSCNet would also provide a standardized format for the confirmation of transaction terms between Dealer Subscribers and System Users. The elimination of back-office duplication and the ability to use standardized communications would reduce trade errors and operational risk and would increase the speed with which the settlement of trades can be processed. Also, these benefits would be achieved with minimal incremental costs to Dealer Subscribers and System Users that already have established the necessary linkages to SSCNet.

V. Conclusion

Based on the foregoing, SS&C respectfully requests that the Staff of the Division of Trading and Markets confirm that it will not recommend any enforcement action to the Commission if Dealer Subscribers rely on electronic confirmations generated and delivered to System Users by SSCNet as described above to satisfy their obligations under Rule 10b-10.

* * * * *

If you have any comments or questions, please do not hesitate to contact me at 860.298.4832.

Sincerely,

Stephen V.R. Whitman

Stephen V.R. Whitman
Senior Vice President and General Counsel
SS&C Technologies, Inc.

cc: Erik R. Sirri, Director, Division of Trading and Markets, SEC
Robert L.D. Colby, Deputy Director, Division of Trading and Markets, SEC
Jerry Carpenter, Assistant Director, Division of Trading and Markets, SEC
Paula Jenson, Deputy Chief Counsel, Division of Trading and Markets, SEC
Brian Bussey, Assistant Chief Counsel, Division of Trading and Markets, SEC
Michael L. Milone, Special Counsel, Division of Trading and Markets, SEC
Darren Vieira, Attorney Advisor, Division of Trading and Markets, SEC
Alex Marasco, Senior Vice President, SS&C Technologies, Inc.
Robert T. Shaw, Director, Electronic Trade Communication, SS&C Technologies, Inc.
Brandon Becker, WilmerHale
Cristie March, WilmerHale

END